June 1, 2011

RE: Get cash now from your Apple REIT Seven, Inc. investment.

Dear Investor,

Good news!  Now you can sell your Apple REIT Seven, Inc. investment and regain control of your money.  Right now, MPF will pay you $3 per Unit. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Apple REIT Seven, Inc. to decide if or when you get your money back. But this offer expires on July 15, 2011, so you must act soon.

Why take advantage of this opportunity today?

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Guarantee your cash now. Apple REIT Seven, Inc. has an infinite life, and it has not said when it might liquidate.  Sell today and ensure you get your money out from this security.  While it has a redemption program, in the last 2 quarters it has been over-subscribed and only redeemed 56% and 63% of the Units submitted for redemption.  Sell all your Units to us in this Offer!

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Apple REIT Seven’s FFO does not support its dividend.  Apple REIT reported a modified FFO for 2010 equal to $0.63 per Unit, which does not support the $0.77 per Unit dividend; it can only pay that much by distributing original capital.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

•
Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

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Eliminate the long and uncertain waiting period. Private and non-traded securities like Apple REIT Seven, Inc. can be very difficult to sell. It can take weeks or months to find an interested buyer and Apple REIT Seven, Inc. may continue to operate indefinitely! But now you can sell your Units and get your money out.

•	Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts.

If you act today, you can get your cash now. We will mail your check within three business days after Apple REIT Seven, Inc. confirms the transfer.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Units to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,
Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires July 15, 2011 (unless extended). So don’t delay. Fill out and mail in the Apple REIT Seven, Inc. Assignment Form today so we can transfer the Units and rush you a check.